Exhibit 99.1

Regentis Signs Exclusive Distribution Agreement with AMI Technologies to Commercialize GelrinC® in Israel

Agreement with Israel’s leading orthopedics distributor includes minimum purchase commitments; Revenue contributions expected to begin during 2027

AMI Technologies brings an established orthopedic sales and distribution network with strong ties to leading surgeons serving leading Israeli hospitals and clinics.

GelrinC is approved in Israel and Europe for knee cartilage repair, and is currently in a pivotal U.S. Phase III trial

HERZLIYA, Israel, November 9, 2026 - Regentis Biomaterials Ltd. (“Regentis” or the “Company”) (NYSE American:RGNT), a regenerative medicine company focused on innovative tissue repair solutions, today announced that it has entered into a four-year exclusive distribution agreement with AMI Medical Technologies Ltd. (“AMI”), a leading Israeli medical technology distributor, for the commercialization of GelrinC®, Regentis’ proprietary implant for the repair of damaged knee cartilage, in Israel.

GelrinC has regulatory approval from Israel’s Ministry of Health through an AMAR medical device registration certificate for the same indication approved in Europe and being pursued in the United States. Under the agreement, AMI will serve as Regentis’ exclusive distributor of GelrinC in Israel, leveraging its established relationships with leading orthopedic surgeons, hospitals and clinics throughout the country. The agreement includes minimum purchase requirements, with Regentis expecting initial revenue contributions beginning in 2027.

Founded in 1986, AMI is an established Israeli distributor of advanced medical technologies, representing some of the world’s leading medical device manufacturers, including Stryker. Its orthopedic portfolio encompasses sports medicine, knee and joint replacement, surgical robotics and other advanced surgical technologies. AMI also provides clinical training, technical support and implementation services to healthcare providers.

As part of the agreement, AMI and Regentis will collaborate to establish reimbursement coverage for GelrinC with Israel’s leading Health Maintenance Organizations (HMOs) and support its adoption among orthopedic surgeons treating patients with focal cartilage defects. Until such coverage is in place, many Israeli patients may be able to access GelrinC through their private health insurance.

“Israel represents an attractive initial commercial market for GelrinC, and this agreement marks an important step in expanding our commercialization activities in parallel with what we are doing in Europe,” said Ehud Geller, Chief Executive Officer and Executive Chairman of Regentis. “AMI has an extensive presence in Israel’s orthopedic market, established relationships with leading surgeons and medical institutions, and a strong track record of introducing advanced medical technologies. With regulatory approval already in place, we believe AMI is well positioned to support the commercial introduction of GelrinC. We believe the agreement’s minimum purchase commitments also provide a foundation for building a recurring revenue stream beginning in 2027 as we continue advancing our pivotal Phase III clinical program in the United States.”

“Cartilage injuries present a significant treatment challenge, and we believe GelrinC offers an important new option for patients and orthopedic surgeons in Israel,” said Rami Dulberg, President of AMI Technologies. “We are excited to add this innovative technology to our orthopedic portfolio and look forward to working with Regentis to support its commercial launch, expand patient access and establish reimbursement pathways.”

About GelrinC®

Regentis’ lead product, GelrinC®, is a cell-free, off-the-shelf hydrogel implant having synchronized erosion and resorption for the treatment of painful and debilitating injuries to focal articular knee cartilage. As an innovative regenerative medical product, GelrinC® offers an unprecedented solution that gives surgeons and payers an off-the-shelf, ready to use, simple to perform, reliable, and cost-effective procedure that provides patients with a single, 10-minute procedure, faster recovery, sustained pain relief, and functional improvement for more than 5 years, based on clinical study results to date. No effective off-the-shelf, ready to use treatment for focal knee cartilage defects is currently available on the market. GelrinC® has CE Mark approval in the European Union and is now being evaluated in a pivotal U.S. Food and Drug Administration (FDA) study, which has completed over 50% enrollment.

About Regentis Biomaterials

Regentis Biomaterials Ltd is a regenerative medicine company dedicated to developing innovative tissue repair solutions that restore health and enhance quality of life. With an initial focus on orthopedic treatments, Regentis’ Gelrin platform technology, based on synchronized, degradable hydrogel implants, regenerates damaged or diseased tissue including inflamed cartilage and bone. Regentis’ lead product GelrinC®, is a cell-free, off-the-shelf hydrogel that is eroded and resorbed in the knee, allowing the surrounding cells to regenerate the cartilage in a controlled and synchronous process. GelrinC® aims to address a market of approximately 470,000 cases for cartilage knee repair annually in the U.S. where no off-the-shelf treatment is available.

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words, and include statements regarding the anticipated commercialization and market adoption of GelrinC in Israel; the timing and extent of any purchases by AMI under the distribution agreement; the timing and amount of any revenues that Regentis may generate from sales of GelrinC in Israel; the ability of Regentis and AMI to establish reimbursement pathways for GelrinC in Israel; the potential benefits and performance of GelrinC; and the timing, progress and results of Regentis’ clinical development program for GelrinC in the United States.. Forward-looking statements are based on Regentis’ current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Factors that may affect future results and may cause these forward-looking statements to be inaccurate include, without limitation: the ability of our clinical trials to demonstrate safety and efficacy of GelrinC or any future product candidate, and other positive results; the timing and focus of our preclinical studies and clinical trials, and the reporting of data from those studies and trials; the size of the market opportunity for of GelrinC or any future product candidate, including our estimates of the number of patients who suffer from the diseases we are targeting; our ability to accurately identify demand for product candidates; the success of competing therapies that are or may become available; the beneficial characteristics, safety, efficacy and therapeutic effects of our product candidates; our ability to obtain FDA approval for of GelrinC or any future product candidate and obtain and maintain regulatory approval; our ability to obtain market acceptance of GelrinC or any future product candidate from the medical community and third-party payors; our plans relating to the further development of GelrinC or any future product candidate, including additional disease states or indications we may pursue; existing regulations and regulatory developments in the United States and other jurisdictions; our plans and ability to obtain or protect intellectual property rights, including extensions of patent terms where available and our ability to avoid infringing the intellectual property rights of others; the need to hire additional personnel and our ability to attract and retain such personnel; our estimates regarding expenses, future revenue, capital requirements and needs for additional financing; our dependence on third parties; our financial performance and our ability to repay our loans and debts; and our ability to negotiate favorable terms in any collaboration, licensing or other arrangements into which we may enter and perform our obligations under such collaborations. For a more detailed description of the risks and uncertainties affecting Regentis, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the section titled “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on February 24, 2026 and other public reports filed with the SEC. Forward-looking statements contained in this announcement are made as of this date, and Regentis undertakes no duty to update such information except as required under applicable law.

Contact:

Ori@regentis.co.il